Exhibit 12.1
Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges
Change in accounting policy regarding pension and other postretirement benefits
Effective January 1, 2013, we elected to change our policy for recognizing actuarial gains and losses and changes in the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans. We now immediately recognize in operating results net actuarial gains and losses and the change in fair value of plan assets annually in the fourth quarter of each fiscal year and whenever a plan is required to be remeasured. The remaining components of our net periodic benefit cost are recorded on a quarterly basis. Financial information for prior periods has been retrospectively adjusted.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In $ millions, except ratios)
Earnings:
Earnings (loss) from continuing operations before tax	1,609	321	467	433	105
Subtract
Equity in net earnings of affiliates	(180)	(242)	(192)	(168)	(99)
Add
Income distributions from equity investments	141	262	205	138	78
Amortization of capitalized interest	3	2	2	2	2
Total fixed charges	234	247	283	262	268
Total earnings as defined before fixed charges	1,807	590	765	667	354
Fixed charges:
Interest expense	172	185	221	204	207
Capitalized interest	9	7	4	2	2
Estimated interest portion of rent expense	53	55	58	53	49
Cumulative preferred stock dividends	—	—	—	3	10
Guaranteed payment to minority shareholders	—	—	—	—	—
Total fixed charges	234	247	283	262	268
Ratio of earnings to fixed charges	7.7x	2.4x	2.7x	2.5x	1.3x